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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(c)

                              (AMENDMENT NO. 2)(1)



                                  ONELINK, INC.
                                 Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   682676 10 1
                                 (CUSIP Number)


                                  June 1, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]      Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G



Cusip No.  682676 10 1

1.         NAME OF REPORTING PERSONS:

                  Ronald E. Eibensteiner

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                      (b) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:

                  USA

Number of         5.       SOLE VOTING POWER:
Shares                        1,558,000
Beneficially      6.       SHARED VOTING POWER:
Owned                         0
by each           7.       SOLE DISPOSITIVE POWER:
reporting                     1,558,000
person with:      8.       SHARED DISPOSITIVE POWER:
                              0

9. AGGREGATE AMOUNT OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,558,000 (Includes: (a) options to purchase 400,000 shares which are currently exercisable; (b) 200,000 shares of Series A Preferred Stock, convertible into 200,000 shares of Common Stock of OneLink, Inc.; and (c) 830,000 shares owned by Wyncrest Capital, Inc., a corporation wholly owned by the reporting person.)

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES:                                                  [ ]

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

            15.8%

12.        TYPE OF REPORTING PERSON:*

            IN


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                                  SCHEDULE 13G



Cusip No.  682676 10 1

1.       NAME OF REPORTING PERSONS:
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

          Wyncrest Capital, Inc.  41-1763752

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [ ]
                                                                      (b) [ ]

3.       SEC USE ONLY:

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:

           Minnesota

Number of         5.       SOLE VOTING POWER:
Shares                        830,000
Beneficially      6.       SHARED VOTING POWER:
Owned                         0
by each           7.       SOLE DISPOSITIVE POWER:
reporting                     830,000
person with:      8.       SHARED DISPOSITIVE POWER:
                              0

9.       AGGREGATE AMOUNT OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

           830,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                                           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

           8.4%

12.      TYPE OF REPORTING PERSON:*

          CO


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ITEM 1(a)         NAME OF ISSUER:  OneLink, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                        10340 Viking Drive, Eden Prairie, MN   55344

ITEM 2(a)         NAME OF PERSON FILING:  Ronald E. Eibensteiner

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                        800 Nicollet Mall, Suite 2690
                        Minneapolis, MN  55402

ITEM 2(c)         CITIZENSHIP:  USA

ITEM 2(a)         NAME OF PERSON FILING:  Wyncrest Capital, Inc.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                        800 Nicollet Mall, Suite 2690
                        Minneapolis, MN  55402

ITEM 2(c)         CITIZENSHIP:  Minnesota

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value

ITEM 2(e)         CUSIP NUMBER: 682676 10 1

ITEM 3.           N/A

ITEM 4.           OWNERSHIP OF RONALD E. EIBENSTEINER:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a) Amount beneficially owned: 1,558,000 shares (Includes: (a) options to purchase 400,000 shares which are currently exercisable; (b) 200,000 shares of Series A Preferred Stock, convertible into 200,000 shares of Common Stock; and (c) 830,000 shares owned by Wyncrest Capital, Inc., a corporation which is wholly owned by the reporting person.)

           (b)    Percent of class:   15.8%

           (c)    Number of shares as to which such person has:
                  (i)     Sole power to vote or to direct the vote: 1,558,000
                  (ii)    Shared power to vote or to direct the vote: 0
                 (iii)    Sole power to dispose or to direct the disposition
                             of: 1,558,000
                  (iv)    Shared power to dispose or to direct the disposition
                             of: 0



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ITEM 4.  OWNERSHIP OF WYNCREST CAPITAL, INC.:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 830,000 shares

         (b)      Percent of class:   8.4%

         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 830,000
                 (ii)      Shared power to vote or to direct the vote: 0
                 (iii) Sole power to dispose or to direct the disposition of: 830,000
                 (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
         Not applicable.

ITEM 10. CERTIFICATIONS:

         (a)      Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   AUGUST 6        , 2001
         ----------------






                                         /s/ Ronald E. Eibensteiner
                                        ---------------------------
                                             Ronald E. Eibensteiner



                             WYNCREST CAPITAL, INC.*

                              by:  /s/ Ronald E. Eibensteiner
                                   ---------------------------
                                   Ronald E. Eibensteiner



* Pursuant to the Joint Filing Agreement incorporated herein by reference to
Exhibit 1 to the initial filing on Schedule 13D, filed May 26, 1998.